UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of  July 2026
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  AngloGold Ashanti Operating Statistics for the Three Months and Six Months Ended 30
June 2026
31 July 2026

Reporting method

The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti's share of attributable earnings and are not managed by AngloGold Ashanti.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures, including, for example, “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure”. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in AngloGold Ashanti’s Q2 2026 Earnings Release, which is available on its website.

1	Q2 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 2
Operating Statistics

Gold production (000 ounces)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	76	75	134	138
Kibali - Attributable 45%(1)	76	75	134	138

AFRICA: MANAGED OPERATIONS	408	472	831	879
Iduapriem	47	49	91	89
Obuasi	48	71	111	125
Siguiri(3)	78	85	153	165
Geita	116	138	244	254
Sukari(3)	119	129	232	246

AUSTRALIA	142	126	269	261
Sunrise Dam	49	61	100	122
Tropicana - Attributable 70%	93	65	169	139

AMERICAS	118	131	234	246
Cerro Vanguardia(3)	46	47	95	94
AngloGold Ashanti Mineração(4)	72	68	139	126
Serra Grande(5)	—	16	—	26

Managed operations	668	729	1,334	1,386
Non-managed joint ventures(1)	76	75	134	138
GROUP (2)	744	804	1,468	1,524

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Includes gold concentrate from the Cuiabá mine sold to third parties in H1 2026.
(5) Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

2	Q2 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 2
Operating Statistics continued

Gold sold (000 ounces)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	71	69	140	135
Kibali - Attributable 45%(1)	71	69	140	135

AFRICA: MANAGED OPERATIONS	419	478	826	896
Iduapriem	47	50	92	90
Obuasi	51	62	110	122
Siguiri(3)	76	88	154	166
Geita	124	141	247	265
Sukari(3)	121	137	223	253

AUSTRALIA	143	124	272	260
Sunrise Dam	51	59	102	119
Tropicana - Attributable 70%	92	65	170	141

AMERICAS	120	130	234	247
Cerro Vanguardia(3)	47	47	97	96
AngloGold Ashanti Mineração(4)	73	67	137	125
Serra Grande(5)	—	16	—	26

Managed operations	682	732	1,332	1,403
Non-managed joint ventures(1)	71	69	140	135
GROUP(2)	753	801	1,472	1,538

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Includes gold concentrate from the Cuiabá mine sold to third parties in H1 2026.
(5) Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

3	Q2 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 2
Operating Statistics continued

Total cash costs* ($m)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	107	80	198	165
Kibali - Attributable 45%(1)	107	80	198	165

AFRICA: MANAGED OPERATIONS	610	536	1,191	1,001
Iduapriem	103	82	179	142
Obuasi	96	92	189	161
Siguiri(3)	156	142	298	263
Geita	143	132	289	250
Sukari(3)	112	88	236	185
Admin and other	—	—	—	—

AUSTRALIA	252	202	479	398
Sunrise Dam	112	100	218	190
Tropicana - Attributable 70%	129	94	239	191
Admin and other	11	8	22	17

AMERICAS	132	162	240	297
Cerro Vanguardia(3)	43	66	73	123
AngloGold Ashanti Mineração	89	64	167	116
Serra Grande(5)	—	31	—	56
Admin and other	—	1	—	2

CORPORATE AND OTHER(4)	(1)	5	(1)	5

Managed operations	993	905	1,909	1,701
Non-managed joint ventures(1)	107	80	198	165
GROUP (2)	1,100	985	2,107	1,866

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Corporate includes non-gold producing managed operations.
(5) Serra Grande was sold on 1 December 2025.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Q2 2026 Earnings Release for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

4	Q2 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 2
Operating Statistics continued

All-in sustaining costs* ($m)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	121	93	240	192
Kibali - Attributable 45%(1)	121	93	240	192

AFRICA: MANAGED OPERATIONS	852	745	1,657	1,400
Iduapriem	142	106	264	188
Obuasi	153	119	282	237
Siguiri(3)	178	171	365	304
Geita	205	212	425	401
Sukari(3)	174	137	321	270
Admin and other	—	—	—	—

AUSTRALIA	301	237	567	459
Sunrise Dam	139	120	264	225
Tropicana - Attributable 70%	150	108	279	216
Admin and other	12	9	24	18

AMERICAS	213	219	382	422
Cerro Vanguardia(3)	69	85	126	162
AngloGold Ashanti Mineração	144	89	256	179
Serra Grande(5)	—	44	—	79
Admin and other	—	1	—	2

PROJECTS	4	1	6	4

CORPORATE AND OTHER(4)	44	39	88	66

Managed operations	1,414	1,241	2,700	2,351
Non-managed joint ventures(1)	121	93	240	192
GROUP(2)	1,535	1,334	2,940	2,543

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Corporate includes non-gold producing managed operations.
(5) Serra Grande was sold on 1 December 2025.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Q2 2026 Earnings Release for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

5	Q2 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 2
Operating Statistics continued

Sustaining capital expenditure* ($m)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	18	11	34	24
Kibali - Attributable 45%(1)	18	11	34	24

AFRICA: MANAGED OPERATIONS	204	182	413	336
Iduapriem	37	20	76	39
Obuasi	48	41	89	78
Siguiri(3)	19	20	51	31
Geita	38	64	105	119
Sukari(3)	62	37	92	69
Admin and other	—	—	—	—

AUSTRALIA	36	25	63	44
Sunrise Dam	22	17	38	30
Tropicana - Attributable 70%	14	8	25	14
Admin and other	—	—	—	—

AMERICAS	72	55	124	103
Cerro Vanguardia(3)	26	16	46	31
AngloGold Ashanti Mineração	46	27	78	52
Serra Grande(4)	—	12	—	20
Admin and other	—	—	—	—

PROJECTS	2	—	3	2

CORPORATE AND OTHER(5)	—	—	1	—

Managed operations	314	262	604	485
Non-managed joint ventures(1)	18	11	34	24
GROUP(2)	332	273	638	509

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Serra Grande was sold on 1 December 2025.
(5) Corporate includes non-gold producing managed operations.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Q2 2026 Earnings Release for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

6	Q2 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 2
Operating Statistics continued

Kibali(1)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	337	338	633	665
Underground waste	64	65	118	121
Total underground	401	403	751	786
Underground ore mined grade (g/tonne)	4.30	5.36	4.50	5.19

Open pit tonnes mined (000 tonnes):
Open pit ore	673	623	1,368	1,016
Open pit waste	5,627	4,393	11,416	8,865
Total open pit	6,300	5,016	12,784	9,881
Open pit mined grade (g/tonne)	1.43	1.45	1.43	1.46

Tonnes milled/processed (000 tonnes):
Underground operations	343	335	617	658
Open pit operations	580	612	1,216	1,219
Total tonnes milled/processed	923	947	1,833	1,877
Average mill head grade (g/tonne)	2.82	2.73	2.53	2.55
Recovery rate (%)	90.5	90.1	89.5	89.9
Total recovered grade (g/tonne)	2.55	2.46	2.27	2.29

Gold ounces produced oz(000)	76	75	134	138
Gold ounces sold oz(000)	71	69	140	135

Average gold price received*(2) ($/ounce)	4,430	3,283	4,672	3,077
Gold income per segment information ($m)	313	226	654	417

Total cash costs* ($/ounce):
Operating costs	1,232	934	1,255	1,004
By-product credits	(12)	(5)	(15)	(6)
Royalties	206	151	242	195
Total cash costs* ($/ounce produced)	1,426	1,081	1,482	1,193
Total cash costs* ($m)	107	80	198	165

All-in sustaining costs* ($/ounce):
Total cash costs*	1,426	1,081	1,482	1,193
Inventory movements	(5)	18	(29)	(6)
Adjusted for decommissioning, inventory amortisation and other	1	1	1	1
Rehabilitation and other non-cash costs	7	87	(6)	37
Lease payment sustaining	34	20	26	11
Sustaining exploration and study costs	—	—	—	—
Sustaining capital expenditure	247	160	240	178
All-in sustaining costs* ($/ounce sold)	1,710	1,367	1,715	1,414
All-in sustaining costs* ($m)	121	93	240	192

Capital expenditure ($m):
Sustaining capital expenditure*	18	11	34	24
Non-sustaining capital expenditure*	44	20	67	40
Total capital expenditure	62	31	101	64

(1) On an attributable basis. Kibali is owned 45% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the attributable US dollar value of gold income revenue metric by the attributable ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Q2 2026 Earnings Release for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

7	Q2 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 2
Operating Statistics continued

Iduapriem	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Open pit tonnes mined (000 tonnes):
Open pit ore	668	570	1,360	1,352
Open pit waste	13,404	8,732	26,756	17,478
Total open pit	14,072	9,302	28,116	18,830
Open pit mined grade (g/tonne)	1.55	1.66	1.63	1.64

Tonnes milled/processed (000 tonnes):
Open pit operations	1,317	1,353	2,710	2,352
Average mill head grade (g/tonne)	1.08	1.14	1.07	1.23
Recovery rate (%)	94.6	94.8	94.3	94.8
Total recovered grade (g/tonne)	1.10	1.13	1.04	1.18

Gold ounces produced oz(000)	47	49	91	89
Gold ounces sold oz(000)	47	50	92	90

Average gold price received*(1) ($/ounce)	4,459	3,277	4,651	3,100
Gold income per segment information ($m)	210	164	427	278

Total cash costs* ($/ounce):
Operating costs	1,672	1,498	1,513	1,432
By-product credits	(3)	(2)	(3)	(2)
Royalties	521	166	461	155
Total cash costs* ($/ounce produced)	2,189	1,663	1,970	1,586
Total cash costs* ($m)	103	82	179	142

All-in sustaining costs* ($/ounce):
Total cash costs*	2,189	1,663	1,970	1,586
Inventory movements	(13)	15	(6)	(12)
Adjusted for decommissioning, inventory amortisation and other	(1)	(2)	(2)	(2)
Rehabilitation and other non-cash costs	33	22	60	47
Lease payment sustaining	19	22	24	25
Sustaining exploration and study costs	10	13	7	16
Sustaining capital expenditure	777	403	826	440
All-in sustaining costs* ($/ounce sold)	3,013	2,136	2,879	2,099
All-in sustaining costs* ($m)	142	106	264	188

Capital expenditure ($m):
Sustaining capital expenditure*	37	20	76	39
Non-sustaining capital expenditure*	3	17	6	33
Total capital expenditure	40	37	82	72

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Q2 2026 Earnings Release for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

8	Q2 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 2
Operating Statistics continued

Obuasi	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	236	339	574	618
Underground waste	159	198	367	370
Total underground	395	537	941	988
Underground ore mined grade (g/tonne)	5.74	6.47	6.30	6.20

Tonnes milled/processed (000 tonnes):
Underground operations	250	355	603	636
Average mill head grade (g/tonne)	6.77	6.90	6.49	7.09
Recovery rate (%)	87.5	90.2	87.4	89.3
Total recovered grade (g/tonne)	6.00	6.21	5.70	6.09

Gold ounces produced oz(000)	48	71	111	125
Gold ounces sold oz(000)	51	62	110	122

Average gold price received*(1) ($/ounce)	4,502	3,302	4,682	3,089
Gold income per segment information ($m)	231	205	514	376

Total cash costs* ($/ounce):
Operating costs	1,762	1,160	1,484	1,146
By-product credits	(4)	(6)	(4)	(4)
Royalties	240	145	233	151
Total cash costs* ($/ounce produced)	1,998	1,299	1,713	1,293
Total cash costs* ($m)	96	92	189	161

All-in sustaining costs* ($/ounce):
Total cash costs*	1,998	1,299	1,713	1,293
Inventory movements	(13)	(64)	(6)	(14)
Adjusted for decommissioning, inventory amortisation and other	(2)	(2)	(2)	(2)
Rehabilitation and other non-cash costs	62	21	50	28
Lease payment sustaining	—	—	—	—
Sustaining exploration and study costs	1	—	2	1
Sustaining capital expenditure	933	664	813	639
All-in sustaining costs* ($/ounce sold)	2,980	1,918	2,569	1,945
All-in sustaining costs* ($m)	153	119	282	237

Capital expenditure ($m):
Sustaining capital expenditure*	48	41	89	78
Non-sustaining capital expenditure*	15	5	32	10
Total capital expenditure	63	46	121	88

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Q2 2026 Earnings Release for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

9	Q2 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 2
Operating Statistics continued

Siguiri(1)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Open pit tonnes mined (000 tonnes):
Open pit ore	2,055	1,763	4,320	3,285
Open pit waste	6,936	6,670	13,442	13,040
Total open pit	8,991	8,433	17,762	16,325
Open pit mined grade (g/tonne)	1.03	1.32	1.10	1.31

Tonnes milled/processed (000 tonnes):
Open pit operations	2,899	3,159	5,568	6,106
Average mill head grade (g/tonne)	0.93	0.93	0.95	0.93
Recovery rate (%)	89.5	90.4	90.4	90.7
Total recovered grade (g/tonne)	0.84	0.84	0.86	0.84

Gold ounces produced oz(000)	78	85	153	165
Gold ounces sold oz(000)	76	88	154	166

Average gold price received*(2) ($/ounce)	4,463	3,286	4,641	3,086
Gold income per segment information ($m)	340	290	717	511

Total cash costs* ($/ounce):
Operating costs	1,693	1,425	1,621	1,379
By-product credits	(3)	(1)	(3)	(1)
Royalties	305	239	328	217
Total cash costs* ($/ounce produced)	1,995	1,663	1,946	1,595
Total cash costs* ($m)	156	142	298	263

All-in sustaining costs* ($/ounce):
Total cash costs*	1,995	1,663	1,946	1,595
Inventory movements	(11)	(12)	(1)	5
Adjusted for decommissioning, inventory amortisation and other	—	—	—	—
Rehabilitation and other non-cash costs	47	16	40	13
Lease payment sustaining	17	15	17	16
Sustaining exploration and study costs	33	31	34	23
Sustaining capital expenditure	255	215	328	186
All-in sustaining costs* ($/ounce sold)	2,337	1,928	2,364	1,837
All-in sustaining costs* ($m)	178	171	365	304

Capital expenditure ($m):
Sustaining capital expenditure*	19	20	51	31
Non-sustaining capital expenditure*	23	—	57	1
Total capital expenditure	42	20	108	32

(1) On a consolidated basis. Siguiri is owned 85% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Q2 2026 Earnings Release for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

10	Q2 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 2
Operating Statistics continued

Geita	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	706	690	1,513	1,416
Underground waste	323	352	619	714
Total underground	1,029	1,042	2,132	2,130
Underground ore mined grade (g/tonne)	3.64	3.57	3.51	3.92

Open pit tonnes mined (000 tonnes):
Open pit ore	1,644	1,164	3,052	2,142
Open pit waste	4,032	5,676	8,269	11,523
Total open pit	5,676	6,840	11,321	13,665
Open pit mined grade (g/tonne)	1.52	1.90	1.58	1.77

Tonnes milled/processed (000 tonnes):
Underground operations	668	646	1,423	1,251
Open pit operations	662	667	1,257	1,188
Total tonnes milled/processed	1,330	1,313	2,680	2,439
Average mill head grade (g/tonne)	2.98	3.61	3.11	3.58
Recovery rate (%)	91.1	90.5	91.1	90.5
Total recovered grade (g/tonne)	2.72	3.27	2.84	3.24

Gold ounces produced oz(000)	116	138	244	254
Gold ounces sold oz(000)	124	141	247	265

Average gold price received*(1) ($/ounce)	4,387	3,306	4,650	3,120
Gold income per segment information ($m)	544	466	1,148	828

Total cash costs* ($/ounce):
Operating costs	977	782	931	808
By-product credits	(13)	(7)	(15)	(7)
Royalties	266	179	267	183
Total cash costs* ($/ounce produced)	1,230	955	1,183	985
Total cash costs* ($m)	143	132	289	250

All-in sustaining costs* ($/ounce):
Total cash costs*	1,230	955	1,183	985
Inventory movements	17	13	34	8
Adjusted for decommissioning, inventory amortisation and other	(2)	(2)	(1)	(2)
Rehabilitation and other non-cash costs	10	24	9	13
Lease payment sustaining	72	38	56	42
Sustaining exploration and study costs	18	21	17	18
Sustaining capital expenditure	309	455	428	448
All-in sustaining costs* ($/ounce sold)	1,655	1,503	1,726	1,512
All-in sustaining costs* ($m)	205	212	425	401

Capital expenditure ($m):
Sustaining capital expenditure*	38	64	105	119
Non-sustaining capital expenditure*	—	5	3	10
Total capital expenditure	38	69	108	129

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Q2 2026 Earnings Release for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

11	Q2 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 2
Operating Statistics continued

Sukari(1)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	326	279	626	554
Underground waste	252	220	454	401
Total underground	578	499	1,080	955
Underground ore mined grade (g/tonne)	4.22	3.89	3.64	4.23

Open pit tonnes mined (000 tonnes):
Open pit ore	2,143	2,638	4,426	5,612
Open pit waste	23,631	21,302	44,024	40,054
Total open pit	25,774	23,940	48,450	45,666
Open pit mined grade (g/tonne)	1.13	1.17	1.07	1.08

Heap leach tonnes mined (000 tonnes):
Heap leach ore mined	303	79	727	190
Heap leach grade (g/tonne)	0.34	0.28	0.33	0.34

Tonnes milled/processed (000 tonnes):
Underground operations	323	267	637	539
Open pit operations	2,718	2,799	5,385	5,233
Total tonnes milled/processed	3,041	3,066	6,022	5,772
Heap leach placed	571	79	1,270	190

Average mill head grade (g/tonne)	1.35	1.40	1.26	1.40
Recovery rate (%)	89.4	88.8	89.4	89.0
Total recovered grade (g/tonne)	1.02	1.27	0.99	1.28

Gold ounces produced oz(000)	119	129	232	246
Gold ounces sold oz(000)	121	137	223	253

Average gold price received*(2) ($/ounce)	4,515	3,293	4,683	3,085
Gold income per segment information ($m)	545	451	1,044	780

Total cash costs* ($/ounce):
Operating costs	815	582	896	660
By-product credits	(13)	(6)	(13)	(6)
Royalties	138	105	138	95
Total cash costs* ($/ounce produced)	940	681	1,020	750
Total cash costs* ($m)	112	88	236	185

All-in sustaining costs* ($/ounce):
Total cash costs*	940	681	1,020	750
Inventory movements	5	24	(24)	30
Adjusted for decommissioning, inventory amortisation and other	1	—	2	—
Rehabilitation and other non-cash costs	(21)	13	17	7
Lease payment sustaining	7	8	7	6
Sustaining exploration and study costs	—	—	—	—
Sustaining capital expenditure	512	271	411	274
All-in sustaining costs* ($/ounce sold)	1,444	996	1,434	1,068
All-in sustaining costs* ($m)	174	137	321	270

Capital expenditure ($m):
Sustaining capital expenditure*	62	37	92	69
Non-sustaining capital expenditure*	48	29	85	56
Total capital expenditure	110	66	177	125

(1) On a consolidated basis. Sukari is owned 50% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Q2 2026 Earnings Release for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

12	Q2 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 2
Operating Statistics continued

Sunrise Dam	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	572	601	1,127	1,243
Underground waste	212	194	433	417
Total underground	784	795	1,560	1,660
Underground ore mined grade (g/tonne)	2.54	2.43	2.45	2.40

Open pit tonnes mined (000 tonnes):
Open pit ore	22	61	105	77
Open pit waste	2,634	2,481	5,258	4,521
Total open pit	2,656	2,542	5,363	4,598
Open pit mined grade (g/tonne)	1.40	0.94	2.20	1.15

Tonnes milled/processed (000 tonnes):
Underground operations	542	593	1,022	1,233
Open pit operations	372	356	821	664
Total tonnes milled/processed	914	949	1,843	1,897
Average mill head grade (g/tonne)	1.93	2.18	1.96	2.17
Recovery rate (%)	86.2	89.9	86.8	88.9
Total recovered grade (g/tonne)	1.69	1.99	1.69	2.00

Gold ounces produced oz(000)	49	61	100	122
Gold ounces sold oz(000)	51	59	102	119

Average gold price received*(1) ($/ounce)	4,514	3,288	4,671	3,070
Gold income per segment information ($m)	229	196	476	366

Total cash costs* ($/ounce):
Operating costs	2,143	1,565	2,014	1,491
By-product credits	(18)	(8)	(17)	(8)
Royalties	133	87	175	79
Total cash costs* ($/ounce produced)	2,258	1,644	2,172	1,561
Total cash costs* ($m)	112	100	218	190

All-in sustaining costs* ($/ounce):
Total cash costs*	2,258	1,644	2,172	1,561
Inventory movements	(12)	2	(12)	(1)
Adjusted for decommissioning, inventory amortisation and other	4	4	4	4
Rehabilitation and other non-cash costs	3	3	(1)	2
Lease payment sustaining	48	64	46	63
Sustaining exploration and study costs	9	3	9	3
Sustaining capital expenditure	433	290	372	256
All-in sustaining costs* ($/ounce sold)	2,742	2,010	2,589	1,889
All-in sustaining costs* ($m)	139	120	264	225

Capital expenditure ($m):
Sustaining capital expenditure*	22	17	38	30
Non-sustaining capital expenditure*	8	—	12	—
Total capital expenditure	30	17	50	30

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Q2 2026 Earnings Release for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

13	Q2 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 2
Operating Statistics continued

Tropicana(1)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	324	339	651	642
Underground waste	173	133	316	273
Total underground	497	472	967	915
Underground ore mined grade (g/tonne)	2.97	3.00	2.96	3.07

Open pit tonnes mined (000 tonnes):
Open pit ore	735	575	1,437	1,253
Open pit waste	7,559	8,303	14,008	15,294
Total open pit	8,294	8,878	15,445	16,547
Open pit mined grade (g/tonne)	2.13	1.13	2.18	1.26

Tonnes milled/processed (000 tonnes):
Underground operations	283	354	599	642
Open pit operations	1,345	1,287	2,582	2,529
Total tonnes milled/processed	1,628	1,641	3,181	3,171
Average mill head grade (g/tonne)	1.96	1.37	1.84	1.51
Recovery rate (%)	89.0	90.5	89.4	90.7
Total recovered grade (g/tonne)	1.77	1.24	1.65	1.36

Gold ounces produced oz(000)	93	65	169	139
Gold ounces sold oz(000)	92	65	170	141

Average gold price received*(2) ($/ounce)	4,499	3,290	4,664	3,054
Gold income per segment information ($m)	417	213	793	431

Total cash costs* ($/ounce):
Operating costs	1,263	1,375	1,285	1,311
By-product credits	(24)	(14)	(26)	(13)
Royalties	149	82	160	77
Total cash costs* ($/ounce produced)	1,388	1,442	1,419	1,376
Total cash costs* ($m)	129	94	239	191

All-in sustaining costs* ($/ounce):
Total cash costs*	1,388	1,442	1,419	1,376
Inventory movements	(3)	14	(3)	(16)
Adjusted for decommissioning, inventory amortisation and other	5	1	5	1
Rehabilitation and other non-cash costs	1	7	(1)	3
Lease payment sustaining	68	86	73	70
Sustaining exploration and study costs	3	—	2	—
Sustaining capital expenditure	154	116	148	92
All-in sustaining costs* ($/ounce sold)	1,617	1,666	1,643	1,527
All-in sustaining costs* ($m)	150	108	279	216

Capital expenditure ($m):
Sustaining capital expenditure*	14	8	25	14
Non-sustaining capital expenditure*	9	21	16	31
Total capital expenditure	23	29	41	45

(1) On an attributable basis. Tropicana is owned 70% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the attributable ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Q2 2026 Earnings Release for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

14	Q2 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 2
Operating Statistics continued

Cerro Vanguardia(1)	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	103	107	180	203
Underground waste	41	23	88	49
Total underground	144	130	268	252
Underground ore mined grade (g/tonne)	4.95	5.96	5.72	5.55

Open pit tonnes mined (000 tonnes):
Open pit ore	203	198	385	395
Open pit waste	4,939	4,475	9,018	8,578
Total open pit	5,142	4,673	9,403	8,973
Open pit mined grade (g/tonne)	3.08	3.40	3.02	2.96

Heap leach tonnes mined (000 tonnes):
Heap leach ore mined	142	235	300	406
Heap leach grade (g/tonne)	0.61	0.70	0.69	0.64

Tonnes milled/processed (000 tonnes):
Underground operations	151	163	285	295
Open pit operations	167	163	345	347
Total tonnes milled/processed	318	326	630	642
Heap leach placed	371	446	780	966
Average mill head grade (g/tonne)	3.85	3.79	3.86	3.91
Recovery rate (%)	94.7	95.9	94.9	95.9
Total recovered grade (g/tonne)	2.06	1.90	2.10	1.81

Gold ounces produced oz(000)	46	47	95	94
Gold ounces sold oz(000)	47	47	97	96

Average gold price received*(2) ($/ounce)	4,446	3,269	4,689	3,084
Gold income per segment information ($m)	208	153	456	295

Total cash costs* ($/ounce):
Operating costs	1,898	1,803	1,766	1,721
By-product credits	(1,288)	(605)	(1,344)	(622)
Royalties	323	210	338	206
Total cash costs* ($/ounce produced)	933	1,409	760	1,305
Total cash costs* ($m)	43	66	73	123

All-in sustaining costs* ($/ounce):
Total cash costs*	933	1,409	760	1,305
Inventory movements	(73)	(58)	(5)	(10)
Adjusted for decommissioning, inventory amortisation and other	—	42	21	6
Rehabilitation and other non-cash costs	64	58	36	60
Lease payment sustaining	—	—	—	—
Sustaining exploration and study costs	3	30	2	17
Sustaining capital expenditure	545	341	474	319
All-in sustaining costs* ($/ounce sold)	1,471	1,823	1,288	1,697
All-in sustaining costs* ($m)	69	85	126	162

Capital expenditure ($m):
Sustaining capital expenditure*	26	16	46	31
Non-sustaining capital expenditure*	—	—	1	—
Total capital expenditure	26	16	47	31

(1) On a consolidated basis. Cerro Vanguardia is owned 92.50% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Q2 2026 Earnings Release for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

15	Q2 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 2
Operating Statistics continued

AngloGold Ashanti Mineração	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	312	408	630	740
Underground waste(3)	366	346	685	684
Concentrate ore	121	—	235	—
Total underground	799	754	1,550	1,424
Underground ore mined grade (g/tonne)	5.75	5.59	5.34	6.05

Tonnes milled/processed (000 tonnes):
Underground operations	317	394	642	725
Concentrate	117	—	233	—
Total tonnes milled/processed	434	394	875	725
Average mill head grade (g/tonne)	6.14	5.72	5.64	6.24
Recovery rate (%)	94.8	90.3	94.1	91.1
Total recovered grade (g/tonne)	5.15	5.39	4.94	5.41

Gold ounces produced(1) oz(000)	72	68	139	126
Gold ounces sold(1) oz(000)	73	67	137	125

Average gold price received*(2) ($/ounce)	4,269	3,243	4,495	3,092
Gold income per segment information ($m)	310	218	613	387

Total cash costs* ($/ounce):
Operating costs	1,242	967	1,200	938
By-product credits	(72)	(78)	(72)	(67)
Royalties	70	54	73	51
Total cash costs* ($/ounce produced)	1,241	943	1,201	922
Total cash costs* ($m)	89	64	167	116

All-in sustaining costs* ($/ounce):
Total cash costs*	1,241	943	1,201	922
Inventory movements	(1)	(3)	9	(1)
Adjusted for decommissioning, inventory amortisation and other	(2)	6	—	2
Rehabilitation and other non-cash costs	21	(114)	15	(6)
Lease payment sustaining	76	88	80	95
Sustaining exploration and study costs	3	1	4	1
Sustaining capital expenditure	637	407	569	415
All-in sustaining costs* ($/ounce sold)	1,973	1,327	1,877	1,427
All-in sustaining costs* ($m)	144	89	256	179

Capital expenditure ($m):
Sustaining capital expenditure*	46	27	78	52
Non-sustaining capital expenditure*	6	2	7	2
Total capital expenditure	52	29	85	54

(1) Includes gold concentrate from the Cuiabá mine sold to third parties in H1 2026.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
(3) Underground waste tonnes for the Cuiabá mine were revised for Q2 2025 due to a change in measurement.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Q2 2026 Earnings Release for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 31 July 2026
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary